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October 22, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Jeffrey Gabor

Re:                             Jaguar Health, Inc.
Registration Statement on Form S-1
File No. 333-233989

Dear Mr. Gabor:

On behalf of our client, Jaguar Health, Inc., a Delaware corporation (the “Company”), we hereby provide a response to a comment (the “Comment”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated October 11, 2019 (the “Letter”) regarding the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  Contemporaneous with this response, the Company is filing on the EDGAR system Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, the Comment contained in the Letter has been restated in bold below in its entirety, with the Company’s corresponding response set forth immediately under such Comment.  Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.

Registration Statement on Form S-1 filed September 27, 2019

Exhibits

1.                                      We note that Article XIII of your Amended and Restated Certificate of Incorporation and Section 7.13 of your Amended and Restated Bylaws identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If these provisions apply to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If these provisions do not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that these provisions do not apply to any actions arising under the Securities Act or Exchange Act. Please also describe the savings clause and subject matter jurisdiction carve out referenced in your Amended and Restated Bylaws.

NEW YORK • LONDON • HONG KONG • CHICAGO • WASHINGTON, D.C. • BEIJING • PARIS • LOS ANGELES • SAN FRANCISCO • PHILADELPHIA • SHANGHAI • PITTSBURGH • HOUSTON SINGAPORE • MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • SILICON VALLEY • DUBAI • CENTURY CITY • RICHMOND • GREECE •KAZAKHSTAN

Jeffrey Gabor Securities and Exchange Commission Division of Corporation Finance October 22, 2019 Page 2

Response:  The Company acknowledges the Staff’s Comment and respectfully advises that it has revised its disclosure on page 19 of Amendment No. 1 to clarify the intent of the Company’s forum selection provision and describe the savings clause and subject matter jurisdiction carve out referenced in the Company’s Amended and Restated Bylaws. The Company currently has a separate risk factor set forth in its periodic reports titled “Our amended and restated bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.” In future annual reports on Form 10-K and other future flings where applicable, the Company advises the Staff that it will revise this risk factor to clarify that its forum selection provision does not apply to actions arising under the Securities Act or Exchange Act.

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Jeffrey Gabor Securities and Exchange Commission Division of Corporation Finance October 22, 2019 Page 3

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0358.

Sincerely,

/s/ Michael S. Lee
Michael S. Lee
Reed Smith LLP

Cc:                             Lisa A. Conte, Jaguar Health, Inc., by e-mail

Jonathan Wolin, Jaguar Health, Inc., by e-mail

Donald C. Reinke, Reed Smith LLP, by e-mail